UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2025

Commission File Number 001-41665

ARB IOT GROUP LIMITED

(Translation of registrant’s name into English)

Level 39, Marina Bay Financial Centre Tower 2

10 Marina Boulevard, 018983 Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Termination of Service Agreement

As previously disclosed, on July 15, 2024, ARB IOT Group Limited (the “Company”) entered into a Service Agreement (the “Agreement”) with ARB IOT Limited (“AIL”), pursuant to which the Company provided platform as a service to AIL. On March 5, 2025, the Company received a termination letter from AIL stating that due to a strategic change in its business direction and operational priorities, AIL has decided to terminate the Agreement, effective March 6, 2025 in accordance with the termination provisions of the Agreement.

The Company agreed to the termination in good faith, recognizing that the original commercial intent of the Agreement can no longer be achieved under the current circumstances. This termination decision reflects a collaborative effort to conclude the contractual relationship amicably and ensure minimal disruption to either party’s operations. The Company remains committed to facilitating a smooth transition during the termination process.

Press Release

The Company issued a press release on March 7, 2025 regarding its expansion of AI footprint into East Malaysia. A copy of the press release is attached as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2025	ARB IOT GROUP LIMITED

	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated March 7, 2025.

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